FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

April 19, 2021.

Item 3 News Release:

The press release attached as Schedule "A" was disseminated on April 19, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

April 20, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

April 19, 2021

HIVE Blockchain Completes Acquisition of Green Energy 50 MW Data Centre in New Brunswick with Potential to Grow to 80 MW

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that it has completed its previously announced acquisition of a 50 megawatt (“MW”) data centre campus in New Brunswick (the “Campus”) from GPU.One Holding Inc. (“GPU One”), to expand HIVE’s Canadian footprint. This acquisition will build long term assets on our balance sheet and complements our ESG strategy to only mine coins on the cloud from sources of low-cost surplus green energy. Further, GPU One key management with many years of deep data centre experiences will be joining the HIVE team.

Ethereum

Ethereum continues to be very strong in price with many demand drivers like the growth in Stable coins, Decentralized Finance (“DeFi”) and non-fungible tokens (“NFT’s”). The bonus, or additional transaction, fees earned were exceptional last quarter like last summer. We continue to upgrade our memory cards from 4 gigabyte (“GB”) to 8 GB memory cards and have experienced delays in receiving equipment from China as expected. We have been using the 4 GB cards to mine Ethereum Classic which is very profitable.

Data Centre Acquisition

With this acquisition HIVE, through its subsidiary HIVE Atlantic Datacentres Ltd. (formerly “GPU Atlantic Inc.”), is the owner of a 50 MW substation and a data centre campus in Grand Falls, New Brunswick, with a dedicated cryptocurrency mining operation with access to 50 MW of low-cost green power, for a total purchase price of approximately C$25.0 million (the "Acquisition"). Pursuant to the Agreement, HIVE is satisfying the purchase price through the issuance of 4,600,000 common shares ("HIVE Shares") to GPU One and 400,000 HIVE Shares to GPU One’s minority partner, at a deemed price of C$5.00 per HIVE Share. Of the 4,600,000 HIVE Shares to be issued to GPU One pursuant to the Acquisition, 1,000,000 HIVE shares will be allocated to a holdback and earn-out to GPU One upon delivery of certain earn-out conditions.

The Acquisition will again more than double HIVE's total available power capacity globally to approximately 100 MW. placing it among the largest of any publicly-listed cryptocurrency miners, and provide significant diversification to the Company's business both geographically and by blockchain network.

The fully operational, state-of-the-art facility features a 50 MW substation, two fully operational data centre buildings offering a combined 30 MW of ready-to-plug space, electrical infrastructure that is unique to cryptocurrency mining, and a highly skilled technical team of executive and operational staff. Due to the facility's low electricity prices, our miners are expected to generate positive gross mining margins under current market conditions.

HIVE is currently one of the world's largest public miners on the Ethereum blockchain and this Acquisition places HIVE among the world's larger publicly-listed miners of Bitcoin. The newly acquired Bitcoin mining facility in New Brunswick diversifies the Company's existing portfolio, which includes a facility in Quebec, and Ethereum-focused GPU mining operations in Sweden and Iceland.

About GPU Atlantic Inc.

GPU Atlantic Inc. has recently constructed a new and state of the art 50 MW data centre campus located in New Brunswick, Canada. The campus contains its own private 50 MW substation along with two fully operational data centre facilities ready to host up to 30 MW of HIVE’S new generation mining equipment. The campus also provides for space, electrical capacity, and materials to continue its pursuit of growth within the existing infrastructure with a third data centre building with a capacity of 20 MW planned for delivery and ready for occupancy in calendar Q3 2021. GPU Atlantic’s in-house software is ahead of the competition and provides seamless and remote control of its facilities and mining equipment under management.

HODL is growing

We have continued to mine and bank both Bitcoin and Ethereum and our inventory has expanded to US$75 million as of close on Friday. The majority of our crypto assets being Ethereum.

Ethereum Classic

We started mining Ethereum Classic against before the prices surged from US$20 to US$40 a coin because they are very profitable with a short payback. The size is small but very profitable. We have chosen to mine and sell these coins to assist in covering electricity and basic general & administrative costs while saving in cold wallets our Bitcoin and Ethereum production.

Source: https://coinmarketcap.com/currencies/ethereum-classic/

Cash and coin assets are approximately US$105 million.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information" in this news release includes information about the plans for hosting HIVE’s new generation mining equipment at the Campus, plans for future expansion at the Campus, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the hosting of the Company’s new generation mining equipment at the Campus may not happen at the capacity the Company has planned or at all; the expansion of the data centres at the Campus may not happen within the time frame expected or at all; the Acquisition may not have a positive impact on the Company’s profitability; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.